WELLS FARGO ASSET SECURITIES CORPORATION
                             7430 New Technology Way
                               Frederick, MD 21703

                                 March 29, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

      Re: Wells Fargo Asset Securities Corporation

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, Wells Fargo Asset Securities Corporation (the "Registrant") hereby requests the withdrawal today of the Amendment No. 1 to Form S-3 Registration Statement (the "Amendment") filed on March 17, 2006 through the EDGAR system under File No. 333-129159, because it was inadvertently filed under the file number relating to a separate registration statement of the Registrant. The Registrant subsequently re-filed the Amendment under the correct file number (File No. 333-131594).

                                Very truly yours,

                                WELLS FARGO ASSET SECURITIES CORPORATION

                                By:  /s/ Bradley A. Davis
                                    -----------------------------------------
                                    Bradley A. Davis
                                    Vice President